# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cool Company Ltd., CIK 0001944057
CUSIP: G2415A113
Title of class of securities: Common Shares, par value $1.00 per share
Address of issuer's principal executive offices: 7 Clarges Street, 5th Floor, London, United Kingdom (X0), W1J 8AE
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001332784

## Reporting persons
- Silver Point Capital, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Edward A. Mule: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert J. O'Shea: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Cool Company Ltd.
Address of issuer's principal executive offices: 7 Clarges Street, 5th Floor, London, United Kingdom, W1J 8AE

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 to Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Mr. Edward A. Mule and Mr. Robert J. O'Shea (collectively, the "Reporting Persons") with respect to the beneficial ownership of the issuer's common shares, par value $1.00 per share, held by Silver Point Capital Offshore Master Fund, L.P. and Silver Point Capital Fund, L.P. (collectively, the "Funds"). The Funds are managed by Silver Point or its wholly owned subsidiaries, and as a result, Silver Point may be deemed to be the beneficial owner of the securities held by the Funds. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the securities held by the Funds. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and as a result may be deemed to be the beneficial owner of the securities held by the Funds. The Reporting Persons have entered into a Joint Filing Agreement, dated May 15, 2026, a copy of which is filed with this Amendment No. 1 to Schedule 13G, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Suite 1, Greenwich, CT 06830.
Citizenship: Silver Point is organized as a limited partnership under the laws of the State of Delaware. Both Mr. Mule and Mr. O'Shea are U.S. citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses of the Reporting Persons to rows (5) through (11) of the cover pages of this Amendment No. 1 to Schedule 13G are incorporated herein by reference.

This Amendment No. 1 to Schedule 13G constitutes an "exit filing" for the Reporting Persons.
Percent of class: The responses of the Reporting Persons to rows (5) through (11) of the cover pages of this Amendment No. 1 to Schedule 13G are incorporated herein by reference.
Sole power to vote or to direct the vote: The responses of the Reporting Persons to rows (5) through (11) of the cover pages of this Amendment No. 1 to Schedule 13G are incorporated herein by reference.
Shared power to vote or to direct the vote: The responses of the Reporting Persons to rows (5) through (11) of the cover pages of this Amendment No. 1 to Schedule 13G are incorporated herein by reference.
Sole power to dispose or to direct the disposition: The responses of the Reporting Persons to rows (5) through (11) of the cover pages of this Amendment No. 1 to Schedule 13G are incorporated herein by reference.
Shared power to dispose or to direct the disposition: The responses of the Reporting Persons to rows (5) through (11) of the cover pages of this Amendment No. 1 to Schedule 13G are incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit Index
Exhibit A - Joint Filing Agreement dated May 15, 2026.
Exhibit B - Power of Attorney of Edward A. Mule (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert J. O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).
Exhibit C - Power of Attorney of Robert J. O'Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert J. O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

## Signatures
- Silver Point Capital, L.P.: /s/ Steven Weiser, Steven Weiser, Authorized Signatory (05/15/2026)
- Edward A. Mule: /s/ Steven Weiser, Steven Weiser, Attorney-in-fact (05/15/2026)
- Robert J. O'Shea: /s/ Steven Weiser, Steven Weiser, Attorney-in-fact (05/15/2026)